03014720

RECD S.E.C.
FEB 27 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 048723

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NATIONAL ALLIANCE CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 VALLEY VIEW LANE SUITE 300
(No. and Street)

DALLAS (City) TEXAS (State) 75234 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHARLES D WIEGERT 469-522-4442
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STONEFIELD JOSEPHSON, INC.
(Name – *if individual, state last, first, middle name*)

655 MONTGOMERY ST. SUITE 1220 (Address) SAN FRANCISCO (City) CA (State) 94111 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BRADFORD ASHLEY PHILLIPS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NATIONAL ALLIANCE CAPITAL, LLC, as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRENDA J. LEWIS
MY COMMISSION EXPIRES
April 9, 2003

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, Bradford A. Phillips, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to National Alliance Capital, LLC for the year ended December 31, 2002 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

PRESIDENT & CEO

Title

Notary Public

S L BRATTON
Notary Public
State of Texas
My Commission Expires
September 25,2004

NATIONAL ALLIANCE CAPITAL, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

CONTENTS

instinct. insight. impact. STONEFIELD JOSEPHSON, Inc.
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Members
National Alliance Capital, LLC
Dallas, Texas

We have audited the accompanying balance sheet of National Alliance Capital, LLC as of December 31, 2002, and the related statements of operations, member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Alliance Capital, LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit has been made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10, 11, and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stonefield Josephson, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

San Francisco, California
February 14, 2003

Santa Monica
1620 26th St., Suite 400 South
Santa Monica, CA 90404-4041
Tel: (310) 453-9400
Fax: (310) 453-1187

Irvine
18500 Von Karman Ave., Suite 560
Irvine, CA 92612-0540
Tel: (949) 653-9400
Fax: (949) 833-3582

San Francisco
655 Montgomery St., Suite 1220
San Francisco, CA 94111-2646
Tel: (415) 981-9400
Fax: (415) 391-2310

Walnut Creek
2121 N. California Blvd., Suite 900
Walnut Creek, CA 94596-7306
Tel: (925) 938-9400
Fax: (925) 930-0107

www.sjaccounting.com

NATIONAL ALLIANCE CAPITAL, LLC

BALANCE SHEET

DECEMBER 31, 2002

ASSETS

Current assets:		
Cash and cash equivalents	$ 8,228	
Marketable securities, at market value	8,801,834	
Other current assets	1,037	
Total current assets		$ 8,811,099
Deposit		5,086
		$ 8,816,185

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:		
Accounts payable and accrued expenses	$ 33,806	
Accrued commissions, compensation, and clearance charges	231,408	
Securities sold, not yet purchased, at market value	25,043	
Due to related parties	1,314,354	
Due to broker - dealers and clearing organization	5,742,229	
Total liabilities, all current		$ 7,346,840
Members' equity		1,469,345
		$ 8,816,185

See accompanying independent auditors' report and notes to financial statements.

NATIONAL ALLIANCE CAPITAL, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2002

Revenue:		
Trading income, net	$ 5,161,825	
Investment banking	138,400	
Total revenue		$ 5,300,225
Operating expenses:		
Commissions and clearance charges	2,837,983	
Consulting and management fees	1,318,000	
Employee compensation and benefits	463,519	
Interest	291,097	
Quote and compliance costs	244,494	
Communication, travel, and supplies	104,326	
Rent	38,304	
Other operating expenses	22,021	
Total operating expenses		5,319,744
Net loss		$ (19,519)

See accompanying independent auditors' report and notes to financial statements.

NATIONAL ALLIANCE CAPITAL, LLC

STATEMENT OF MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2002

Members' equity, January 1, 2002	$ 933,864
Members' contributions	650,000
Members' distributions	(95,000)
Net loss	(19,519)
Members' equity, December 31, 2002	$ 1,469,345

See accompanying independent auditors' report and notes to financial statements.

STONEFIELD JOSEPHSON, Inc.

NATIONAL ALLIANCE CAPITAL, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

Cash flows provided by (used for) operating activities:		
Net loss		$ (19,519)
Adjustments to reconcile net loss to net cash used for operating activities:		
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Marketable securities, at market value	$ 767,368	
Other current assets	12,107	
Deposit	(5,086)	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(599)	
Accrued commissions and clearing charges	127,539	
Securities sold, not yet purchased, at market value	(230,489)	
Due to broker - dealers and clearing organizations	(2,477,324)	
Due to related parties	1,270,176	
Total adjustments		(536,308)
Net cash used for operating activities		(555,827)
Cash flows provided by (used for) financing activities:		
Members' contributions	650,000	
Members' distributions	(95,000)	
Net cash provided by financing activities		555,000
Net decrease in cash and cash equivalents		(827)
Cash and cash equivalents, beginning of year		9,055
Cash and cash equivalents, end of year		$ 8,228
Supplemental disclosure of cash flow information:		
Interest paid		$ 291,097
Income taxes paid		$ 800

See accompanying independent auditors' report and notes to financial statements.

(1) Summary of Significant Accounting Policies:

Business Activity:

National Alliance Capital, LLC ("the Company") was formed on September 27, 1995, under the laws of the State of California. The Company is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed broker-dealer in securities under the Securities Exchange Act of 1934, and in connection with these activities, holds no funds or securities for customers. The Company has offices primarily in California. All transactions are executed and cleared with a clearing broker-dealer on a fully disclosed basis, and accordingly, the Company is exempt from the provisions of Rule 15c-3-3 under subparagraph (k)(2)(b).

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments:

The carrying value of the Company's current assets and current liabilities approximate their fair value due to the relatively short maturity of these instruments.

Cash and Cash Equivalents:

Cash Equivalents:

The Company considers all highly liquid debt instruments purchased with maturities three months or less to be cash equivalents. Marketable securities held as inventories of the Company on its own trading account are included as an operating activity in the statement of cash flows.

Concentration of Credit Risk:

The Company maintains its cash in high-grade financial institutions and the cash balances may at times throughout the year exceed the federally insured limits on such accounts. The Company has not experienced any losses in such accounts.

(1) Summary of Significant Accounting Policies (Continued):

Marketable Securities:

Marketable securities are valued at market value. The resulting difference between cost and market value is included in revenue in the accompanying statement of operations.

Revenue Recognition:

As a fully disclosed broker-dealer, customers' securities transactions are recorded through the clearing broker-dealer on a settlement date basis with related commission income and expenses recorded by the Company on a trade date basis. Securities transactions of the Company are recorded on a trade date basis. Revenue earned as a result of investment banking transactions is separately disclosed and is recorded at the time the transaction is completed and the income is reasonably determinable.

Income Taxes:

The Company and its members elected income tax status as a limited liability company. Under this election, the members of the Company are personally liable for federal and state income taxes arising on income. Annual provisions are made for state taxes on businesses and the fee associated with limited liability companies.

The tax returns are subject to examination by federal and state taxing authorities. If such examinations occur and result in changes with respect to the qualifications of the limited liability company or changes in distributable membership income or loss, the tax liability of the members would change accordingly.

(2) Marketable Securities, at Market Value:

Marketable securities, at market value as of December 31, 2002, consist of federal and municipal bonds totaling $8,801,834.

(3) Net Capital Requirements:

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital. The value of this defined operating parameter may vary materially from day to day. As of December 31, 2002, the Company had net capital of $823,165, which was $573,165 in excess of its required net capital of $250,000. Subsequent to December 31, 2002, members contributed additional capital (see Note 8).

(4) Deferred Compensation Plan:

The company has a deferred compensation plan for its' trading employees. Under this plan, deferred compensation amounts are accrued monthly based on individual trader profitability and paid annually in the form of planned Series B membership units which will vest over two years. When the units are fully vested, they can be redeemed for face value at the option of the holder. During 2002, deferred compensation of $58,310 has been recorded for the issuance of the planned Series B membership units.

(5) Retirement Plan:

The Company has a 401(k) profit sharing plan covering substantially all employees. Under this plan, employees may make elective contributions as allowed under federal law and the Company may make matching and discretionary contributions. Employee contributions vest immediately and Company contributions vest ratably over six years. There were no Company contributions to the plan for 2002.

(6) Related Party Transactions:

General Advances:

The Company shares corporate office space with several parties related through common ownership and control. One of the related parties regularly advances payroll and other costs on behalf of the Company, which the Company settles on a regular basis. At December 31, 2002, advances of $64,354 were payable to this related party.

Administrative Agreement:

The Company has a management agreement with a party related through common control to receive general management services, including oversight and management of operations, trading, accounting, payroll, and regulatory filings, as well as marketing efforts. The agreement provides for an annual base fee of $1,000,000 plus an additional $250,000 for each $1,000,000 in annual revenue growth and can be cancelled with 30 days written notice. For 2002, management fees of $1,250,000 have been accrued.

(7) Commitments and Contingencies:

Lease Commitment:

The Company leases its business premises in Encino, California, under an operating lease, which expires April 2005 and has a three-year renewal option. The operating lease requires minimum rental payments of $4,788 subject to annual increases per the lease agreement, plus the cost of shared expenses. The operating lease has only limited provisions for cancellation. The following is a schedule by year of future minimum rental payments required under this operating lease as of December 31, 2002:

Year ending December 31,	
2003	$ 58,600
2004	60,400
2005	20,300
	$ 139,300

Rent expense under operating leases approximated $38,300 for the year ended December 31, 2002.

Clearing Agreement:

The Company has a clearing agreement with Correspondent Services Corporation ("CSC"), whereas CSC will avail itself of clearing, execution, and other services related to the securities business.

Off Balance Sheet Risks:

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipts and delivery of securities relative to customers' transactions. Off balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

(8) Subsequent Event:

Subsequent to December 31, 2002, the Company received equity contributions from its' members totaling $1,250,000, which will be used to pay the 2002 management fee.

NATIONAL ALLIANCE CAPITAL, LLC

COMPUTATION OF NET CAPITAL AND NET CAPITAL REQUIREMENT FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

DECEMBER 31, 2002

COMPUTATION OF NET CAPITAL

Members' equity	$ 1,469,345
Less nonallowable assets:	
Other assets	(1,037)
Deposit	(5,086)
Net capital before haircuts on securities positions	1,463,222
Haircuts on securities	(640,057)
Net capital	$ 823,165

COMPUTATION OF NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 108,446
Minimum dollar net capital requirement	$ 250,000
Net capital requirement	$ 250,000
Excess net capital	$ 573,165

See accompanying independent auditors' report.

NATIONAL ALLIANCE CAPITAL, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

DECEMBER 31, 2002

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(b) of the Rule.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

DECEMBER 31, 2002

Not applicable

See accompanying independent auditors' report.

NATIONAL ALLIANCE CAPITAL, LLC

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

DECEMBER 31, 2002

Per original filing	$	765,896
Audit adjustments and adjustments to calculation of haircuts on marketable securities		57,269
Per this filing	$	823,165

See accompanying independent auditors' report.

instinct. insight. impact. STONEFIELD JOSEPHSON, Inc.

CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members
National Alliance Capital, LLC
Dallas, Texas

In planning and performing our audit of the financial statements and supplemental schedules of National Alliance Capital, LLC for the year ended December 31, 2002, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, (the "SEC") we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. making quarterly securities examinations, counts, verifications, and comparisons;

2. recordation of differences required by rule 17a-13; and

3. complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the

Santa Monica
1620 26th St., Suite 400 South
Santa Monica, CA 90404-4041
Tel: (310) 453-9400
Fax: (310) 453-1187

Irvine
18500 Von Karman Ave., Suite 560
Irvine, CA 92612-0540
Tel: (949) 653-9400
Fax: (949) 833-3582

San Francisco
655 Montgomery St., Suite 1220
San Francisco, CA 94111-2646
Tel: (415) 981-9400
Fax: (415) 391-2310

Walnut Creek
2121 N. California Blvd., Suite 900
Walnut Creek, CA 94596-7306
Tel: (925) 938-9400
Fax: (925) 930-0107

www.sjaccounting.com

preparation of financial statements in accordance with accounting principles generally accepted in the United States of America.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

Stonefield Josephson Inc.

CERTIFIED PUBLIC ACCOUNTANTS

San Francisco, California
February 14, 2003

NATIONAL ALLIANCE CAPITAL, LLC

STONEFIELD
JOSEPHSON, Inc.